August 31, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Brian R. Cascio

Re:          Advanced BioMedical Technologies, Inc.
Form 10-K for the fiscal year ended October 31, 2010
Filed on February 15, 2011
File No. 000-53051

Dear Sirs,

In response to your letter dated June 30, 2011 we provide the following responses:

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1. Business – Overview of PA Devices and Market in China and Worldwide

Item 7. Management’s Discussion and Analysis – Marketing and Sales Goals

1.
We note that you have presented projections and forecasts in Item 1 under “Overview of PA Devices and Market in China and Worldwide” and in Item 7 under “Revenues,” “Marketing and Sales Goals” and “ China’s Marketing Analysis and Sales Strategy.”  Please tell us how these projects and forecasts comply with the requirements of Item 10(b) of Regulation S-K, which indicates that there must be a reasonable basis for projections of future performance.  We note that you have not generated any revenues, have not yet been granted regulatory approval, and have not yet started commercialization of your products.    Please amend your filing to disclose your basis for these projections and forecasts that complies with the requirements of Item 10(b) or remove them from your filing.  This comment also applies to the forecasts in the MD&A section of your Form 10-Q for the quarter ended April 30, 2011.

Response (1.):  The Company intends to file a Form 10-K/A, within five days, to amend its Form 10-K for the Fiscal Year Ended October 31, 2010.  The disclosure in the Form 10-K/A will be revised to comply with Item 10(b), as follows: all projections and forecasts will be removed from the filing.  The Company notes that the disclosure under the heading “Revenues” in Item 7 does not contain a projection or forecast, but rather a statement concerning the maximum capacity of the Registrant’s current production lines.

Item 7.  Management’s Discussion and Analysis

2.
 In future filings, including all future amendments, please provide a discussion of your specific plan of operations, including your plans to fully develop your products and the expected time frame, funding needs and sources of these funding needs.

Response (2.):  Future filings and amendments, including the Form 10-K/A to be filed in response to your letter dated June 30, 2011, will provide a discussion of the Registrant’s specific plan of operations, including its plans to fully develop its products and the expected time frame, funding needs and sources of these funding needs.

Finance Costs

3.	Please tell us where you filed as exhibits your agreements with related parties mentioned in this section. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K

Response (3.):  English translations of agreements with related parties will be filed as exhibits to the Form 10-K/A to be filed in response to your letter dated June 30, 2011.

Item 9A.  Controls and Procedures

4.
We note your disclosure under Item 9A that your internal control over financial reporting as of October 31, 2010 has been audited by your independent accountants, and that their report has been included in the filing.  Please tell us where this report is included in your Form 10-K.

Response (4.):  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC adopted as of September 21, 2010 that permit the Company to provide only management’s report in this annual report.

The Form 10-K/A to be filed in response to your letter dated June 30, 2011 will be revised to reflect that the Company’s internal control over financial reporting as of October 31, 2010 has not been audited by the Company’s independent accountants.

Item 10.  Directors, Executive Officers and Corporate Governance

5.
In future filings, including all future amendments, provide the disclosure required by Item 401(e) of Regulation S-K.  For example, please describe the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director.

Response (5.):  The Form 10-K/A to be filed in response to your letter dated June 30, 2011 will be revised to provide the disclosure required by Item 401(e) of Regulation S-K.

Item 13.  Certain Relationships and Related Transactions and Director Independence

6.
In future filings, including all future amendments, provide all of the disclosure required by Item 404(a) of Regulation S-K for related party transactions.  For example, the information required by Item 404(a) should be disclosed for each transaction described on page F-11 of your financial statements.

Response (6.):  The Form 10-K/A to be filed in response to your letter dated June 30, 2011, and other future filings, will provide all of the disclosure required by Item 404(a) of Regulation S-K for related party transactions.

7.	In future filings, including all future amendments, please expand the references to the “related parties,” “directors” and “related company” to identify the related party, director or company.

Response (7.):  The Form 10-K/A to be filed in response to your letter dated June 30, 2011, and other future filings, will expand the references to the “related parties,” “directors” and “related company” to identify the related party, director or company as requested.

Signatures

8.
In future filings, including all future amendments, please ensure that you identify parenthetically which officer is signing in their capacity of the principal executive officer, the principal financial officer, and the controller or principal accounting officer below the second paragraph on the Signatures page.  Refer to General Instruction D of Form 10-K.

Response (8.):  The Form 10-K/A to be filed in response to your letter dated June 30, 2011, and other future filings, will identify parenthetically which officer is signing in their capacity of the principal executive officer, the principal financial officer, and the controller or principal accounting officer below the second paragraph on the Signatures page.

Exhibits 31.1 and 31.2

9.
We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting.  We also see this omission in your Forms 10-Q.  Please file amendments to the Form 10-K and to the Form 10-Q for the first and second quarter of fiscal 2011 to present certifications that include the required paragraphs.

Response (9.): The omitted language will be included in the Form 10-K/A to be filed in response to your letter dated June 30, 2011, and in 2 reports on Form 10-Q/A, for the Quarters ended January 31, 2011, and April 30, 2011, which the Company intends to file within five days of the filing date of this response.

Form 10-Q for the Quarter Ended April 30, 2011

Note 5.  Government Grants

10.
We note that you have recorded a grant receivable in the quarter ended April 30, 2011 under the U.S. Government’s Qualifying Therapeutic Discovery Project and recognized the entire amount as income in the quarter.  Please tell us the nature and reason for the grant from the U.S. Government since all your operations are in China.  In addition, clarify whether this grant relates to future R&D activities.  Please tell us your basis in the accounting literature for recognizing the entire grant in the quarter ended April 30, 2011.

Response (10.): The nature of the Grant is to aid projects which have the potential to result in new therapies to treat areas of unmet medical need or prevent, detect or treat chronic or acute diseases and conditions, and relates to investments made in 2009 and 2010.

Government grants are recognized when there is reasonable assurance that the Company complies with any conditions attached to them and the grants will be received.  As there were no further requirements of the Company in order for the Company to receive the funds, the entire grant amount was recognized in the quarter ended April 30, 2011.

Item 4.  Controls and Procedures

11.	Please revise to disclose changes in internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Response (11.):  The Form 10-Q/A for the period ended April 30, 2011, to be filed in response to your letter dated June 30, 2011, will be revised to disclose changes in internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

12.
We note the discussion in the first paragraph under Item 4 that your certifying officers have concluded that your disclosure controls and procedures require additional diligence to be considered effective in reaching that level of assurance.  Please tell us what you mean by the reference to additional diligence.  We also note your reference in the second paragraph that your Chief Executive Officer and Chief Financial Officer concluded with the additional controls and procedures you have put in place that your disclosure controls and procedures were effective.  Please revise to provide an unconditional conclusion of the effectiveness of your disclosures controls and procedures as required by Item 307 of Regulation S-K and Sections 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934.

13.	We reference the discussion in the second paragraph of the additional controls that you have put in place. Please revise to disclose these additional controls.

Response (12. and 13.): The Form 10-Q/A for the period ended April 30, 2011, to be filed in response to your letter dated June 30, 2011, will be revised to provide an unconditional conclusion of the effectiveness of the Company’s disclosures controls and procedures as required by Item 307 of Regulation S-K and Sections 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, and to disclose any additional controls that have been implemented.

Yours truly,

/s/ Wang Hui

Wang Hui, Chief Executive Officer, Director